June 17, 2011

VIA FACSIMILE AND EDGAR

Anne Nguyen Parker
Branch Chief
US Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549-4628
USA

Dear Anne Nguyen Parker:

RE: BONTAN CORPORATION INC. – Amendment # 6 to Registration Statement on Form F-1 (file # 333-164935)

We refer to your letter of June 10, 2011.

We have now filed Amendment # 6 to the Registration Statement on Form F-1 on EDGAR.

Our responses to your review comments are as follows in the same order:

1.	The following updates have been incorporated in the amendment # 6:

A first pre-trial hearing in this case was held on June 5, 2011. The Court was informed of the following:

a. Shaldieli lawyer informed that Shaldieli encountered certain problems with the Israeli SEC “due to pressures by Bontan” but that they had now overcome these problems and were ready to prepare the necessary new documents required and call for shareholders meeting.

b. IPC lawyer informed that there was one capital call which required IPC to put about US$ 220,000. The capital call was in connection with a decision to conduct a third drilling test. Judge asked if more funding was expected and was told that it was not known at the moment.

c. Bontan’s lawyer told the judge that all this was news to us since we have not been provided with any information and did not receive any request for any cash call.

The judge set 90 days for discovery and interrogatory proceedings and the next pre-trial is scheduled for October 9, 2011.

2.	Updated legal opinion and independent accountant’s consent have now been included in the amendment # 6 as exhibit 5.1 and 23.1 respectively,

Please contact the undersigned for any further information in the matter.

Sincerely,

/s/ Kam Shah
Kam Shah
Chief Executive Officer

C.C.           Jeffrey C Robbins Esq,  Messerli & Kramer P.A.